Filed by Great Plains Energy Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 1-03562

This filing consists of questions and answers posted by Great Plains Energy Incorporated on its internal Intranet website on February 7, 2007.

Great Plains Energy, Black Hills, and Aquila
February 7, 2007
QUESTIONS & ANSWERS

Announcement

1. Why is Great Plains Energy acquiring Aquila?
Meeting the regional demand for low-cost, reliable energy will require a strong regional electric utility with a solid financial condition, good growth prospects as well as collaborative regulatory and community relationships. Based on the strengths of both companies, the transaction will forge a regional electric utility that brings those benefits and increased value to shareholders, employees and the community. In addition, the deal will strengthen Great Plains Energy’s asset base and lower debt costs associated with investments in Aquila’s infrastructure and KCP&L’s $1.6 billion Comprehensive Energy Plan, which includes new generation, environmental upgrades, and energy efficiency programs. This will allow Great Plains Energy to improve overall energy reliability and environmental performance in the region while maintaining low-cost energy for all customers.

2. Why is Black Hills acquiring Aquila’s Colorado electric utility and its gas utilities in Colorado, Iowa, Kansas and Nebraska?
Great Plains Energy’s strategic focus is on operating electric assets in Missouri and Kansas. Black Hills is involved because Aquila’s gas utilities and Colorado electric properties better fit its business profile, geographically and strategically. The acquisition provides a unique opportunity for Black Hills to expand its retail utility footprint and to advance its business model of providing reliable, economical service.

Strategically, it creates a regional natural gas business that will enable Black Hills to achieve economies of scale. Black Hills is attracted to the potential vertical integration in Colorado with the opportunity to build power generation to serve the growing demand there. Black Hills was impressed by the experienced employee team in these operations, and the high-level of customer satisfaction they have achieved.

3. Why did Aquila decide to sell?
Since 2002, Aquila has been executing its repositioning strategy - exiting non-regulated businesses, divesting international utilities and restructuring contracts. Most recently, the company sold three domestic utility assets in 2006 (with a fourth sale expected to close in the first or second quarter of 2007), and reduced debt. As the company gained strength, Aquila’s Board and management determined that a competitive auction process would most likely yield the best outcome for Aquila shareholders. In May 2006, Aquila engaged financial advisors to conduct a targeted auction process. In evaluating various alternatives (including continuing as a stand-alone company), the Aquila Board and management determined that the Great Plains Energy and Black Hills proposals would maximize shareholder value and were in the best interest of the company’s shareholders.

4. Who approached whom about a potential deal?
After being approached by Aquila’s financial advisors, Great Plains Energy (working with Black Hills) submitted a bid as part of Aquila’s sale process.

5. What are the details of these transactions?
Black Hills will acquire Aquila utility properties in Colorado, Iowa, Nebraska and Kansas for $940 million in cash, subject to closing adjustments. Black Hills will assume liabilities of the acquired utility properties. Immediately following the Black Hills transaction, Great Plains Energy will acquire 100 percent of the common stock of Aquila, and become the parent of Aquila, which will continue to own its Missouri-based utilities and its Merchant Services operations, primarily consisting of the 340-megawatt Crossroads power generating facility and residual natural gas contracts. The proceeds from the asset sale to Black Hills are expected to be used to fund the cash portion of the consideration to Aquila shareholders and to reduce existing debt at Aquila. Upon consummation of the transactions, Aquila shareholders will own approximately 27 percent of Great Plains Energy common stock, which currently is paying an annual dividend of $1.66 per share.

6. Once these transactions are finalized, how will the companies be structured?
Great Plains Energy: Upon closing, Aquila will become a wholly owned subsidiary of Great Plains Energy and a sister company to KCP&L. Great Plains Energy’s CEO will lead the combined Great Plains Energy/Aquila operations and there will be no change to Great Plains Energy’s executive team or Board of Directors as a result of the transaction. Great Plains Energy’s corporate headquarters will remain in Kansas City, Missouri.

Black Hills: Black Hills will acquire Aquila’s utility properties in Colorado, Kansas, Nebraska and Iowa through a wholly owned subsidiary established for that purpose. Black Hills’ CEO will lead the combined Black Hills/Aquila operations. Additional support staff will be located at gas support and customer service operations in Nebraska or at Black Hills’ corporate headquarters in Rapid City, South Dakota.

Great Plains Energy and Black Hills will each establish a transition team to make recommendations on how best to organize their respective combined organizations.

7. What will happen to Aquila’s CEO?
Richard C. Green, Chairman, President, and Chief Executive Officer of Aquila, and his management team will continue to lead the company until the transactions close. All three CEOs and their employees will work together to ensure an effective transition.

8. Why isn’t there just one buyer?
Great Plains Energy and Black Hills believe that structuring the transaction with two buyers eliminates an element of risk, as Great Plains Energy and Black Hills will be acquiring assets strategic to their respective operations. It didn’t make sense strategically for Great Plains Energy to buy some of the properties because of their location, business model and fit into Great Plains Energy’s long-term plan. The acquisition provides a unique opportunity for Black Hills to expand its utility footprint and to advance its business model of providing reliable, economical service.

9. When will these transactions close?
Both transactions are expected to close in about one year.

10. What is the process to close these transactions?
Great Plains Energy’s acquisition is subject to the approval of both Great Plains Energy and Aquila shareholders; regulatory approvals from the Missouri Public Service Commission, the Kansas Corporation Commission, and the Federal Energy Regulatory Commission; Hart-Scott-Rodino antitrust review; as well as other customary conditions.

Black Hills’s acquisition is subject to regulatory approvals by the Missouri Public Service Commission, the Kansas Corporation Commission, the Colorado Public Utilities Commission, the Nebraska Public Service Commission, the Iowa Utilities Board, and the Federal Energy Regulatory Commission; Hart-Scott-Rodino antitrust review; as well as other customary conditions.

In addition, each of the two transactions is conditioned on the approval and completion of the other transaction. Both are expected to close in about one year.

11. Once these transactions are closed, will the Aquila name be used?
Great Plains Energy will not be using the Aquila name for operational or customer service related purposes. In the transaction, Black Hills acquires the rights to the Aquila name. Black Hills is currently evaluating appropriate applications of the name after the transaction is completed.

12. What will be the new footprint of Great Plains Energy?
By acquiring Aquila’s Missouri Public Service and St. Joseph Light & Power electric utilities, Great Plains Energy’s service areas will increase to approximately 800,000 customers in western Missouri and eastern Kansas. Importantly, it will create a footprint that spans the majority of the KC Metro area and links KCP&L’s metro areas with its East District. This will enable efficiencies in terms of improved service, design and maintenance of infrastructure.

13. What types of investments are expected to be made to Aquila’s infrastructure?
Investments will be made in Aquila that are consistent with the elements of KCP&L’s Comprehensive Energy Plan - in particular, infrastructure reliability, environmental upgrades and energy efficiency.

14. Where will Great Plains Energy (including Aquila assets) be headquartered?
Great Plains Energy’s headquarters will remain in downtown Kansas City, Missouri.

All corporate functions will be moved to the current Great Plains Energy headquarters. As part of the transition team work, other Aquila facilities will be evaluated based on the needs of the new, larger company.

Shareholders

Great Plains Energy
15. Why are these transactions in the best interest of Great Plains Energy shareholders?
The Great Plains/Aquila transactions makes great sense for Great Plains Energy shareholders. Combining with Aquila will enable Great Plains Energy to forge a strong regional electric utility.

16. Is the transaction accretive to Great Plains Energy’s earnings per share?
The transaction is expected to be modestly dilutive to earnings in 2008 due to transaction costs with EPS accretion beginning in 2009.

17. What percentage of Great Plains Energy and Aquila shareholders must approve the transaction? Does shareholder approval need more than a majority of shares voting?
For Great Plains Energy, a majority of the shares represented at the shareholders’ meeting is needed for approval. For Aquila, a majority (more than 50 percent) of shares outstanding is required for approval.

18. Is Great Plains Energy planning for additional acquisitions in the future?
Great Plains Energy intends to focus in the near term on the successful integration of Aquila’s Missouri properties and its execution of KCP&L’s Comprehensive Energy Plan.

Aquila
19. What are the implications for Aquila shareholders in receiving Great Plains Energy stock?
Based on Great Plains Energy’s closing stock price on February 6, 2007, this transaction equates to $4.54 per share. However, since part of the consideration is stock, and the exchange ratio is fixed the value to shareholders will fluctuate based on Great Plains Energy’s stock price. By receiving Great Plains Energy stock, shareholders will have the opportunity to become Great Plains Energy shareholders and participate in the upside potential of the combined Great Plains Energy/Aquila. Also, Great Plains Energy currently pays an annual dividend of $1.66 per share.

Employees

Aquila
20. How many jobs will be affected by this transaction?
Great Plains Energy expects to retain most of the employees working for the Aquila operations it is acquiring. This includes all unionized personnel, whose employment status is not expected to be affected by the transaction. In forming a strong regional utility, however, Great Plains Energy does expect some position reductions, primarily where support service functions overlap. Black Hills expects to retain all of the employees working for the Aquila operations it is acquiring. There will be no change to Great Plains Energy’s or Black Hills’ respective senior management teams or Boards of Directors as a result of the two transactions. Great Plains Energy’s CEO will lead the combined Great Plains Energy/Aquila operations and Black Hills’ CEO will lead the combined Black Hills/Aquila operations.

Great Plains Energy estimates that between 250 to 350 positions could be affected over a five-year period, with the majority of those positions being affected in the first year following completion of the transaction. It's important to note, however, that not all of the overlapping positions currently are filled and that some reductions will be achieved naturally through attrition, retirement and contract work. Great Plains Energy is committed to treating employees with respect and keeping employees informed as decisions are being made will be a top priority.

Prior to closing of the Great Plains Energy transaction, Aquila’s HR policies would apply to any terminations or retirements, and other related issues.

Black Hills expects to retain all of the employees working for Aquila operations it is acquiring.

21. What opportunities does this transaction afford Aquila employees?
Aquila employees continuing with Great Plains Energy will join a company with a 125-year history in the community, strong brand equity, and Winning Culture and will be provided opportunities for personal growth and development. Those transitioning to Black Hills - that is, all Aquila employees in Colorado, Kansas, Iowa and Nebraska - will join a diversified energy company with a strengthened retail utility focus. For the most part, utility operations in these states will be new for Black Hills and Aquila employees will bring valued expertise.

22. How will employees be kept informed during the interim period until the transactions close?
Great Plains Energy, Black Hills and Aquila will work together to ensure all employees receive regular, timely updates on the approval process and integration plans via regular channels of communications. Equally important, we will ensure that any updates on job status are communicated as soon as information is available. Throughout this process, we want communication lines to remain open.

23. What are the integration plans?
While organizational information was shared during the negotiation process as allowed by law and in order for Great Plains Energy and Black Hills to effectively value the company and synergy opportunities identified, we have not yet developed detailed integration plans.

However, integration teams comprised of Aquila, Great Plains Energy and Black Hills employees will be formed in the next few weeks. Based on the analysis we’ve conducted so far, we will start identifying areas that can easily be integrated into Great Plains Energy’s and Black Hills’s existing structures. Over the next few months, where appropriate, we also intend to work with employee groups and union leaders to gather ideas and input to ensure an effective transition overall.

24. Who will make decisions about integrating Aquila into Great Plains Energy and Black Hills?
While it is premature to discuss specifics now, transition teams with representatives from the appropriate company will be formed and they will work to achieve an effective integration. Ultimately, Great Plains Energy and Black Hills will determine what is needed to effectively run the businesses they are acquiring.

25. How will employees find out about opportunities with the new company?
The transition teams will outline a process for identifying available positions and requirements, and for developing the selection process. Employees will be kept informed through regular communications and meetings throughout the process.

26. If my position is eliminated, can I apply for an open position elsewhere within Great Plains Energy or Black Hills?
Employees whose positions will be eliminated may apply for any externally posted open positions.

27. What will happen to my benefits?
Aquila intends to continue to manage its benefits program in the same manner as it is currently managed until the close of the sale. Following the close of the sale, it is Great Plains Energy and Black Hills’ intention to offer competitive total benefits. More information will be forthcoming from Great Plains Energy and Black Hills’s HR departments.

28. What is the effect on Aquila retirees and pension plans?
Existing pension benefits will be unaffected by the transactions - only the company name on the pension check will change. It is expected that retiree medical benefits will be provided under Great Plains Energy’s or Black Hills’ benefit plans after the transaction is completed, subject to the provisions of those plans. Aquila, Great Plains Energy and Black Hills will retain the ability to change these plans and will keep retirees informed and provide details throughout the transition process.

29. If I retire before the transactions close, will my current retirement plan be honored?
Yes.

30. If I continue as a Great Plains Energy employee, what happens with my retirement benefits?
Retirement benefits which you have accrued are protected by law. Great Plains Energy will retain the ability to change retirement benefit plans in the future, but intends to offer its employees competitive retirement benefits. Great Plains Energy will keep employees informed of any changes in its retirement programs.

31. Will systems be consolidated?
Customer service and customer operations will be consolidated, as well as some central support services. A significant part of the synergies for Great Plains Energy will be realized from combining redundant services and systems after the transactions close. Black Hills will evaluate the combined systems and determine what it needs to support the utility businesses it is acquiring.

32. What will happen to Aquila employees Great Plains Energy or Black Hills wants to keep but who are considering leaving?
We hope that all employees will see the long-term opportunity these transactions bring and want to stay part of the combined company. Aquila, Great Plains Energy and Black Hills have strong and productive employee cultures and are all known as good places to work. Our goal will be to continue strengthening the Great Plains Energy and Black Hills company cultures based on the ideals of open dialogue, respect and employee engagement. We encourage all employees to talk openly with their supervisors or HR about any questions or concerns so that they make the best decision for their situation.

33. Until the transactions are closed, what should Aquila employees do?
Until the transactions close, Aquila, Great Plains Energy and Black Hills will continue to operate as separate companies. As a committed team, the best thing all Aquila employees can do right now is stay focused on performing current job responsibilities. We will continue to update you as the approval process progresses. It is critical that everyone maintain high quality service to our customers and a safe work environment for our colleagues.

34. How many Aquila union positions will be eliminated?
We do not anticipate any current union personnel will be eliminated as a result of these two transactions. All union contracts will be honored.

35. What will my benefits be as a Black Hills or Great Plains Energy employee?
Black Hills and Great Plains Energy focus on market-based compensation and benefits, and periodically they are reviewed and benchmarked to prevailing conditions. Black Hills and Great Plains Energy offer a portfolio of benefits that is similar to Aquila's. While there are some differences between the various benefit plans, the total value offered is comparable and market competitive.

36. Will my job change as a Black Hills employee?
Black Hills does not anticipate any substantive changes in Aquila’s operations in Colorado, Kansas, Nebraska and Iowa. However, the transition team may identify changes in structure and functions that will require some job activities or assignments to change with time.

37. Will employees have to relocate?
It is not anticipated that there will be many, if any, relocations. Should there be any, we intend to offer a relocation benefit package.

38. How will years of service be addressed?
Aquila employees joining Great Plains Energy or Black Hills would not lose years of service for purposes of vesting and vacation accruals. However, employees will maintain their years of service in the Aquila pension plan and begin to accrue new benefits under the KCP&L pension plan.

39. What happens to existing union relationships?
Black Hills and Great Plains Energy intend to recognize existing union relationships and to act in accordance with labor laws. Both have strong working relationships with their union workforces and expect that to continue.

Great Plains Energy
40. If I work for Great Plains Energy, will my job change?
The acquisition of Aquila is expected to provide many employees with opportunities for growth and development. Integrating new people and properties into Great Plains Energy’s Winning Culture will take the effort of all Great Plains Energy employees. While employment status will not be affected by this acquisition, individual responsibilities and job descriptions may change once the integration of new people and properties is complete.

41. Where will the most change occur?
The areas of greatest overlap will be central services and corporate functions. As new people and properties are integrated into Great Plains Energy’s corporate structure, we will need everyone’s dedication to ensure an effective transition. Great Plains Energy employees in these areas will be asked to help with this process as ambassadors for our Winning Culture and dedication to improving the total living environment of the communities we serve.

42. What impact will these transactions have on Great Plains Energy union personnel?
We do not anticipate any reductions in Great Plains Energy union personnel as a result of these transactions. However, as people and processes are integrated, roles and responsibilities of individual employees may change. At Great Plains Energy, we expect that in many cases this acquisition will bring new opportunities for employees. The relationship between Great Plains Energy and union leaders is strong, and we look forward to working together over the coming months.

43. How will this affect Great Plains Energy’s Winning Culture?
The companies share many similar cultural attributes. Our goal, however, will be to continue to enhance the ideals of Great Plains Energy’s Winning Culture, which calls for engaged employees, respect and inspired leadership.

44. Will the acquisition affect Great Plains Energy’s employee benefits, retirement or pension plans?
We are constantly evaluating our plans to ensure that they remain competitive. Therefore, our plans as they exist today could change in the future. Great Plains Energy’s HR department will continue to provide updates on total compensation and benefits as they do today.

Customers

Aquila
45. Will Great Plains Energy change Aquila’s existing rates?
Rate structures for KCP&L and Aquila will be kept separate until closing.

46. Who should customers talk to for customer service questions?
Customers should continue working with their existing utility customer service organizations until the transactions close. We are committed to a seamless transition for all of our customers.

Black Hills
47. Will Black Hills change rates for existing Aquila gas customers?
Black Hills will quickly integrate Aquila utility service areas into Black Hills’s existing model to create efficiencies and help bring low-cost, reliable energy to all its customers in the region.

48. Who should customers talk to for customer service questions?
Customers should continue working with their existing utility customer service organization until the transactions close. After the transactions are finalized, we will provide customer service contact information to all customers.

Great Plains Energy
49. How will this acquisition affect energy prices for KCP&L’s industrial and residential customers?
Synergies captured by the acquisition bring benefits to both shareholders and customers, and are expected to help keep KCP&L’s utility rates low compared to the national average.

Community

50. Why is this acquisition good for the states served by Great Plains Energy and Aquila?
Great Plains Energy has a reputation for community investment, customer service and business stability over its 125-year history. The combined company will have the assets in place to help our region grow while protecting the quality of life we love in the Midwest. The strengths of both companies will result in superior customer service, reliable energy, and even greater investments in environmental stewardship.

51. Will Great Plains Energy and Black Hills support communities currently supported by Aquila?
Both companies plan to continue our strong commitments and investments in the communities we serve. We look forward to building new relationships and further strengthening existing ones.

Vendors/Suppliers

52. What does this mean for current contracts?
All current contracts will be honored.

53. Will suppliers be consolidated?
It is premature to comment on this. Our goal is to identify business synergies without causing undue harm to long-term partners of Great Plains Energy or Aquila.

Information Concerning Forward-Looking Statements
Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy, Aquila and Black Hills are providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information. These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy and Black Hills successfully integrating the acquired Aquila businesses into their respective operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected; the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; the actual resulting credit ratings of the companies or their respective subsidiaries; the effects on the businesses of the companies resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on the companies; and other economic, business, and/or competitive factors. Additional factors that may affect the future results of Great Plains Energy, Aquila and Black Hills are set forth in their most recent quarterly report on Form 10-Q or annual report on Form 10-K with the Securities and Exchange Commission ("SEC"), which are available at www.greatplainsenergy.com, www.aquila.com and www.blackhillscorporation.com, respectively. Great Plains Energy, Black Hills and Aquila undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO, 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by contacting Aquila, 20 West Ninth Street, Kansas City, MO, 64105, Attn: Investor Relations.

Participants in Proxy Solicitation
Great Plains Energy, Aquila and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in Great Plains Energy’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 8, 2006, and the proxy statement for Great Plains Energy’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2006. Information regarding Aquila’s directors and executive officers and their ownership of Aquila common stock is set forth in Aquila’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 7, 2006, and the proxy statement for Aquila’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2006. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.